UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024
Commission File Number 000-51138

GRAVITY CO., LTD.
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(Translation of registrant’s name into English)

14F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS SECOND QUARTER OF 2024 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – August 9, 2024 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the second quarter ended June 30, 2024, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and business updates.
SECOND QUARTER 2024 HIGHLIGHTS

•Total revenues were KRW 122,967 million (US$ 89,330 thousand), representing a 2.7% increase from the first quarter ended March 31, 2024 (“QoQ”) and a 48.5% decrease from the second quarter ended June 30, 2023 (“YoY”).

•Operating profit was KRW 14,989 million (US$ 10,889 thousand), representing a 44.2% decrease QoQ and a 71.6% decrease YoY.

•Profit before income tax expenses was KRW 20,057 million (US$ 14,570 thousand), representing a 38.3% decrease QoQ and a 63.6% decrease YoY.

•Net profit attributable to parent company was KRW 12,569 million (US$ 9,131 thousand), representing a 53.2% decrease QoQ and a 72.1% decrease YoY.

REVIEW OF SECOND QUARTER 2024 FINANCIAL RESULTS

Revenues

Online game revenues for the second quarter of 2024 were KRW 19,445 million (US$ 14,126 thousand), representing a 7.6% increase QoQ from KRW 18,065 million and a 14.2% increase YoY from KRW 17,025 million. The increase QoQ was mainly attributable to increased revenues from Ragnarok Online in Thailand. The increase YoY was also mainly due to increased revenues from Ragnarok Online in Thailand.

Mobile game revenues were KRW 99,019 million (US$ 71,933 thousand) for the second quarter of 2024, representing a 0.5% increase QoQ from KRW 98,548 million and a 54.7% decrease YoY from KRW 218,687 million. The increase QoQ was resulted by increased revenues from Ragnarok Origin, which was launched in North, Central and South America on February 28, 2024 and initial revenues from THE RAGNAROK (Ragnarok: Novice Hearts), which was launched in Taiwan, Hong Kong and Macau on June 6, 2024. Such increase was partially offset by decreased revenues from Ragnarok Origin in Southeast Asia. The decrease YoY was mainly due to decreased revenues from Ragnarok Origin in Southeast Asia, Taiwan, Hong Kong and Macau and Ragnarok X: Next Generation in Korea. This decrease was partially offset by increased revenues from Ragnarok Origin in North, Central and South America and THE RAGNAROK (Ragnarok: Novice Hearts) in Taiwan, Hong Kong and Macau.

Other revenues were KRW 4,503 million (US$ 3,271 thousand) for the second quarter of 2024, representing a 42.2% increase QoQ from KRW 3,166 million and a 41.5% increase YoY from KRW 3,182 million.

Cost of Revenue

Cost of revenue was KRW 76,006 million (US$ 55,215 thousand) for the second quarter of 2024, representing a 3.2% increase QoQ from KRW 73,628 million and a 54.8% decrease YoY from KRW 168,309 million. The increase QoQ was mainly due to commission paid for mobile game services related to Ragnarok Origin in North, Central and South America and THE RAGNAROK (Ragnarok: Novice Hearts) in Taiwan, Hong Kong and Macau. The decrease YoY was primarily due to decreased commission paid for mobile game services related to Ragnarok Origin in Southeast Asia, Taiwan, Hong Kong and Macau and Ragnarok X: Next Generation in Korea.

Operating Expenses

Operating expenses were KRW 31,972 million (US$ 23,226 thousand) for the second quarter of 2024, representing a 65.8% increase QoQ from KRW 19,282 million and a 78.8% increase YoY from KRW 17,884 million. The increase QoQ was mainly due to increased advertising expenses for mobile game services related to THE RAGNAROK (Ragnarok: Novice Hearts) in Taiwan, Hong Kong and Macau. The increase YoY was also mainly due to increased advertising expenses for mobile game services related to THE RAGNAROK (Ragnarok: Novice Hearts) in Taiwan, Hong Kong and Macau.

Profit Before Income Tax Expenses

Profit before income tax expenses was KRW 20,057 million (US$ 14,570 thousand) for the second quarter of 2024 compared with profit before income tax expense of KRW 32,498 million for the first quarter of 2024 and profit before income tax expenses of KRW 55,097 million for the second quarter of 2023.

Net Profit

As a result of the foregoing factors, Gravity recorded a net profit attributable to parent company of KRW 12,569 million (US$ 9,131 thousand) for the second quarter of 2024 compared with net profit attributable to parent company of KRW 26,866 million for the first quarter of 2024 and a net profit attributable to parent company of KRW 45,016 million for the second quarter of 2023.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 499,247 million (US$ 362,680 thousand) as of June 30, 2024.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,376.55 to US$ 1.00, the noon buying rate in effect on June 28, 2024 as quoted by the Federal Reserve Bank of New York.

GRAVITY BUSINESS UPDATES

Ragnarok Online IP-based Games

•Ragnarok: Dawn (tentative English title)

Ragnarok: Dawn (tentative English title) officially received an ISBN from Chinese government on June 5, 2024, and aims to complete development in 2025.

•Ragnarok Online, an MMORPG PC game

Ragnarok Online was officially launched in China on June 28, 2024.

•Ragnarok X: Next Generation, an MMORPG mobile game

Ragnarok X: Next Generation will be launched in China on September 13, 2024, with preparations underway for its launch in Japan.

•Ragnarok Origin, an MMORPG mobile and PC game

Ragnarok Origin is preparing for its launch in Europe.

•THE RAGNAROK (Ragnarok: Novice Hearts), an MMORPG mobile game

THE RAGNAROK (Ragnarok: Novice Hearts) was launched in Taiwan, Hong Kong and Macau on June 6, 2024, and it aims to be launched in Korea in the third quarter of 2024 and Southeast Asia in the fourth quarter of 2024.

•Ragnarok: Rebirth, an MMORPG mobile game

Ragnarok: Rebirth was launched in Southeast Asia on June 27, 2024, and it aims to be launched in Taiwan, Hong Kong and Macau in the fourth quarter of 2024.

•Other Ragnarok Online IP-based games

Ragnarok Landverse, an MMORPG Blockchain PC game based on P2E systems, was launched in Thailand on July 12, 2024.

Other IP-based games

•Mirren: Millennium Tour, a Turn Strategy RPG mobile game

Mirren: Millennium Tour aims to be launched in Korea in the third quarter of 2024.

•TOKYO PSYCHODEMIC, a 2D Cinematic Profiling Adventure PC and console game

TOKYO PSYCHODEMIC was launched in Japan on May 30, 2024, and it aims to be launched in Global in the second half of 2024.

•KAMiBAKO, a World Craft RPG PC and console game

KAMiBAKO will be launched in Japan on August 29, 2024, and it aims to be launched in Global in the second half of 2024.

Expansion of Ragnarok IP-business

Ragnarok Golf Monsters is an indoor-screen golf brand based on the Ragnarok monster characters. Gravity Communications Co., Ltd. has been having a soft opening since May 30, 2024, and it aims to officially open the facility in Taipei, Taiwan in the second half of 2024.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, results of the second quarter in 2024 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at https://www.gravity.co.kr/en/ir/updates. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------
Gravity is a developer and publisher of online and mobile games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 91 markets. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2023 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Jin Lee
Ms. Shin Choi
IR Unit
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800

GRAVITY Co., Ltd.
Consolidated Statements of Financial Position

(In millions of KRW and thousands of US$)

	As of
	31-Dec-23		30-Jun-24
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	184,082	133,727	142,133	103,253
Short-term financial instruments	277,215	201,384	357,114	259,427
Accounts receivable, net	71,213	51,733	70,130	50,946
Other receivables, net	3,637	2,642	1,020	740
Prepaid expenses	2,994	2,175	3,674	2,669
Other current financial assets	4,439	3,225	5,105	3,709
Other current assets	3,319	2,411	5,945	4,319
Total current assets	546,899	397,297	585,121	425,063
Property and equipment, net	10,151	7,374	7,859	5,709
Intangible assets, net	6,370	4,628	5,911	4,294
Deferred tax assets	5,952	4,324	5,319	3,864
Other non-current financial assets	1,824	1,325	1,772	1,287
Other non-current assets	6,985	5,074	7,887	5,730
Total assets	578,181	420,022	613,869	445,947
Liabilities and Equity
Current liabilities:
Accounts payable	61,778	44,878	59,309	43,085
Deferred revenue	18,093	13,144	17,273	12,548
Withholdings	3,072	2,232	2,649	1,924
Accrued expense	2,313	1,680	2,050	1,489
Income tax payable	16,927	12,297	11,678	8,484
Other current liabilities	4,251	3,088	3,631	2,638
Total current liabilities	106,434	77,319	96,590	70,168
Long-term account payables	677	492	678	493
Long-term deferred revenue	1,785	1,297	2,716	1,973
Other non-current liabilities	3,175	2,307	2,141	1,555
Deferred tax liabilities	2,382	1,730	2,383	1,731
Total liabilities	114,453	83,145	104,508	75,920
Share capital	3,474	2,524	3,474	2,524
Capital surplus	27,098	19,685	26,979	19,599
Other components of equity	4,016	2,917	10,294	7,478
Retained earnings	428,499	311,285	467,934	339,932
Equity attributable to owners of the Parent Company	463,087	336,411	508,681	369,533
Non-controlling interest	641	466	680	494
Total equity	463,728	336,877	509,361	370,027
Total liabilities and equity	578,181	420,022	613,869	445,947

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,376.55 to US$ 1.00, the noon buying rate in effect on June 28, 2024 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.
Consolidated Statements of Comprehensive Income

(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended				Six months ended
	31-Mar-24	30-Jun-23	30-Jun-24		30-Jun-23	30-Jun-24
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games	18,065	17,025	19,445	14,126	39,721	37,510	27,249
Mobile games	98,548	218,687	99,019	71,933	357,681	197,567	143,523
Other revenue	3,166	3,182	4,503	3,271	6,439	7,669	5,571
Total net revenue	119,779	238,894	122,967	89,330	403,841	242,746	176,343
Cost of revenue	73,628	168,309	76,006	55,215	273,794	149,634	108,702
Gross profit	46,151	70,585	46,961	34,115	130,047	93,112	67,641
Operating expenses:
Selling, general and administrative expenses	15,747	15,029	28,108	20,419	28,300	43,855	31,859
Research and development	3,601	2,852	4,286	3,114	5,774	7,887	5,730
Others, net	(66)	3	(422)	(307)	(46)	(488)	(355)
Total operating expenses	19,282	17,884	31,972	23,226	34,028	51,254	37,234
Operating profit	26,869	52,701	14,989	10,889	96,019	41,858	30,407
Finance income(costs):
Finance income	6,297	4,213	8,867	6,441	9,674	15,164	11,016
Finance costs	(668)	(1,817)	(3,799)	(2,760)	(4,370)	(4,467)	(3,245)
Profit before income tax	32,498	55,097	20,057	14,570	101,323	52,555	38,178
Income tax expense	5,615	10,070	7,476	5,431	19,869	13,091	9,510
Profit for the year	26,883	45,027	12,581	9,139	81,454	39,464	28,668
Profit attributable to:
Non-controlling interest	17	11	12	8	(28)	29	21
Owners of Parent company	26,866	45,016	12,569	9,131	81,482	39,435	28,647
Earnings per share
- Basic and diluted	3,866	6,478	1,809	1.31	11,726	5,675	4.12
Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Earnings per ADS
- Basic and diluted	3,866	6,478	1,809	1.31	11,726	5,675	4.12

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,376.55 to US$1.00, the noon buying rate in effect on June 28, 2024 as quoted by the Federal Reserve Bank of New York.
(1) Each ADS represents one common share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer
Date: August 9, 2024